Exhibit 99.1

Brookfield Reinsurance Completes Annual Filings

BROOKFIELD, NEWS, March 23, 2022 – Brookfield Reinsurance (NYSE, TSX: BAMR) announced today the filing of its 2021 annual report, including audited financial statements for the year ended December 31, 2021, on Form 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR.

These documents are available at bamr.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies will be provided to shareholders free of charge upon request.

About Brookfield Reinsurance

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Brookfield Asset Management Reinsurance Partners Ltd.